Exhibit 12.1
DISCOVERY COMMUNICATIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES (1)
(Dollars in Millions)

	For the
	Six
	Months
	Ended
	June 30,		For the Year Ended December 31,
	2009		2008		2007		2006	2005	2004
			(recast)(2)
Earnings:
Net income from continuing operations	$302		$402		$86		$52	$25	$51

Add:
Provision for income taxes	337		352		56		41	47	33
(Earnings) loss of equity investees	(3)		61		(142)		(104)	(80)	(84)
Distributions of income from equity investees	2		4		—		—	—	—
Total interest expense	117		258		—		—	—	—
Portion of rents representative of the interest factor	19		47		11		10	11	9

Earnings (loss), as adjusted	$774		$1,124		$11		$(1)	$3	$9

Fixed charges:
Total interest expense	$117		$258		$—		$—	$—	$—
Portion of rents representative of the interest factor	19		47		11		10	11	9

Total fixed charges	$136		$305		$11		$10	$11	$9

Ratio of earnings (loss) to fixed charges	5.7	x	3.7	x	1.0	x	—	—	1.0	x

Deficiency							$11	$8

(1)	The results for the years prior to 2008 reflect only the results of our predecessor, Discovery Holding Company.

(2)	The 2008 results have been recast to reflect the adoption of Financial Accounting Standards Board Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“FAS 160”). The adoption of FAS 160 did not impact the financial information prior to 2008 as there were no non-controlling interests in DHC prior to the Newhouse Transaction. For more information, please see our Current Report on Form 8-K filed on June 16, 2009.